TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

24 February 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.



Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

24 February 2005

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS FOR ANNOUNCEMENT TO THE MARKET

TABCORP RESULTS FOR HALF YEAR ENDED 31 DECEMBER 2004

The following half year information is transmitted for lodgement pursuant to ASX Listing Rule 4.2A:

1. Media Release;

2. Half Year Report and Dividend Announcement (Appendix 4D) for the half year ended 31 December 2004; and

2. Financial Statements for the half year ended 31 December 2004.

Please note that the Directors have declared an interim dividend of 40 cents per share fully franked at the company tax rate of 30% to be paid on 13 April 2005.

The record date for the purposes of entitlement to the interim dividend will be 7 March 2005. Registrable transfers received at the office of the company's share registrar, ASX Perpetual Registrars, Level 4, 333 Collins Street, Melbourne, Victoria, 3000, by 7 March 2005 up to the times specified in the Listing Rules and ASTC Settlement Rules will be registered before entitlements to the interim dividend are determined.

The Directors decided to continue the operation of the Company's Dividend Reinvestment Plan (DRP) for the interim dividend. Information regarding the DRP can be found on the company's website at **www.tabcorp.com.au**.

A presentation to analysts regarding these results will be webcast from 4.00pm today on Tabcorp's website at **www.tabcorp.com.au**.

The information contained herein should be read in conjunction with the most recent annual financial report, which is available on the company's website at **www.tabcorp.com.au**.

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

Tabcorp
the bigger better game

Tabcorp half year results to 31 December 2004

- Net profit after tax (before goodwill amortisation of $92.7 million and profit from non-recurring items of $6.2 million) – up 46.9% to $254.4 million on the prior corresponding period.

- Earnings per share (before goodwill amortisation and non-recurring items) – up 9.8% to 49.7 cents.

- Interim dividend 40 cents per share fully franked – up 5 cents on previous interim dividend of 35 cents per share.

- Net operating revenue (before non-recurring items) $1,884.5 million – up 68.5%.

- Earnings before interest, taxation and goodwill amortisation (EBITA) (before non recurring items) – up 61.9% to $460.9 million.

- Segment EBITA (before non-recurring items) results on a proforma basis to include a contribution from Jupiters and Tab Ltd for the prior corresponding period:
  - Casinos – up 1.8% to $186.0 million.
  - Gaming and Network Games – up 14.3% to $135.0 million.
  - Wagering – up 8.4% to $119.0 million.
  - Media – up 7.7% to $20.8 million

- Normalising for theoretical win rates in the international commission play business at Jupiters casinos:
  - Earnings per share (before goodwill amortisation and non-recurring items) up 18.8% to 51.3 cents
  - Net profit after tax (before goodwill amortisation and non-recurring items) up 58.8% to $262.6 million
  - EBITA (before non-recurring items) up 72.9% to $472.6 million
  - Casinos EBITA on a pro forma basis up 15.8% to $197.7 million

- Taxes on gambling paid by Tabcorp businesses – up 50.5% to $621.1 million.

- Income generated for the Victorian and NSW racing industry – $260.3 million.

- The Tabcorp group contributed $41.9 million to state community benefit funds in Australia.

- Successful merger with Jupiters, creating synergies greater than expected.

- Acquisition of Tab Limited with integration commenced and on track to achieve the synergies forecast in the Tab Limited bidder's statement.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

	Actual 6 months to 31 Dec 2004[2]	Change on pcp	Normalised 6 months to 31 Dec 2004[1,2]	Change on pcp
Net profit after tax ($m) - Before goodwill amortisation & non recurring items	254.4	46.9%	262.6	58.8%
Earnings per share (cents) - Before goodwill amortisation & non recurring items	49.7	9.8%	51.3	18.8%
Dividends per share (cents)[3]	40.0	14.3%	40.0	14.3%
ROE before goodwill amortisation and non-recurring items %	19.4	(2.2)%	20.0	(0.6)%

Notes:
1. Normalised results exclude the impact of above theoretical win rates in the ICB in the Jupiters casinos
2. Actual results for the 6 months ended 31st December 2004 include a contribution from Tab and Jupiters for 6 months. PCP only included a 2 month contribution from Jupiters
3. Fully franked

$m	Actual 6 months to 31 Dec 2004[1]	Pro forma 6 months to 31 Dec 2003[2]	Change
Net operating revenue			
Casinos at theoretical	647.3	604.6	7.1%
Impact of above/(below) theoretical	(14.2)	14.6	NA
Casinos	633.1	619.2	2.2%
Gaming & Network Games	519.3	482.0	7.7%
Wagering	688.5	658.8	4.5%
Media	65.8	64.3	2.3%
EBITA			
Casinos at theoretical	197.7	170.7	15.8%
Impact of above/(below) theoretical	(11.7)	12.1	NA
Casinos	186.0	182.8	1.8%
Gaming & Network Games	135.0	118.1	14.3%
Wagering	119.0	109.8	8.4%
Media	20.8	19.3	7.7%

Notes:
1. Excludes non-recurring items
2. Pro forma results include a contribution from Jupiters and Tab for 6 months ended 31 December 2003

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp
the bigger better game

24 February 2005

Tabcorp announces strong half year profit

Tabcorp Holdings Limited, Australia's premier gambling and entertainment group, recorded a 46.9% increase in net profit after tax (before goodwill amortisation of $92.7 million and excluding profits from non-recurring items of $6.2 million) to $254.4 million for the six months to 31 December 2004.

Chairman, Michael Robinson, said the company had declared a fully franked interim dividend of 40 cents per share, up five cents on the previous interim dividend paid last year. This increase reflects the confidence of the Board in the success of both the Jupiters and Tab Ltd integrations. The dividend will be payable on 13 April to shareholders registered on the books at 7 March.

Mr Robinson said Tabcorp was financially strong and in a solid position for future growth. He said the management performance had been impressive with the integrations of Jupiters and Tab Ltd performing well and close attention being paid to controlling costs and improving efficiencies.

"Earnings per share growth (pre goodwill and non-recurring items) of almost 10% in the six months is a good outcome for shareholders during a period of significant change for the company."

Managing Director and Chief Executive Officer, Matthew Slatter, said: "Tabcorp is a leader in the leisure and entertainment sector and is firmly focussed on creating value for all our stakeholders.

"Tabcorp is striving to provide the best products and exceptional customer service across all of our entertainment businesses," he said. "We're creating the bigger better game for our customers, shareholders and employees."

Mr Slatter said the acquisition of Tab Limited, with management control being taken on 5 July 2004, provided a platform for growth for wagering and the racing industry in Australia.

The Jupiters merger is ahead of schedule and forecasts and annual synergies are now ultimately anticipated to be $53.4 million, $25.5 million above the synergies estimated at the end of the 2004 financial year. A total of $19.1 million of synergies were generated in the first half and $35 million is anticipated for the full year. A total of $12.5 million of synergies had already been captured in the year to 30 June 2004.

Earnings per share before goodwill amortisation and non-recurring items increased 9.8% on the prior corresponding period to 49.7 cents. Normalising for theoretical win rates in the international commission play business at Jupiters casinos it was up 18.8% to 51.3 cents.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 209

Tel 61 3 9868 2500
Fax 61 3 9868 2639
www.tabcorp.com.au

In the six months to 31 December 2004, Tabcorp businesses paid out a total of $621.1 million in taxes on gambling, up 50.5%. In addition, the Victorian and New South Wales racing industries received $260.3 million from Tabcorp businesses, assisting the industry to operate outstanding events such as the Spring Racing Carnival.

In addition to the company's growth and solid financial position, Mr Slatter said Tabcorp was actively supporting local communities with a range of sponsorships for sporting groups and community services, on top of the $41.9 million which the Tabcorp group contributed to state community benefit funds in Victoria, New South Wales and Queensland.

Mr Slatter said other highlights for the six months included:

- Tabcorp assumed management control of the Gold Coast and Brisbane casino properties
- Rating by the Dow Jones Sustainability Index as the global leader in the promotion of responsible gambling
- Divestment of gaming assets as a result of the Jupiters merger and the Tab Limited acquisition raised $235 million
- Successful A$450 million bond issue in Australia and debt raising in the US private placement market for the equivalent of US$700 million
- Good performance in the Victorian gaming sector with Tabaret taking 50.8% market share in December 2004.
- The Tsunami response with Tabcorp's $250,000 donation, combined with contributions from customers and employees, our appeal raised $546,211 for those affected by the crisis.

Casinos

The Casinos Division achieved EBITA (before non-recurring items) of $186.0 million, which was up 39.8% for the six months to 31 December 2004, reflecting in part the merger with the three Jupiters' properties in November 2003. Net operating revenue increased 46.4% to $633.1 million for the period.

On a six-month proforma basis, the division's operating revenue was up 2.2% to $633.1 million. On the same basis, EBITA grew by 1.8%.

In the Jupiters casinos international commission business, turnover was down 39.5% and revenue was below theoretical win rates by $14.2 million for the period. In the prior corresponding period revenue was above theoretical win rates by $13.8 million. The turnover reduction reflected sustained competitive pressure in our Asian customer markets.

On a six month proforma basis normalising for theoretical win rates the division's EBITA was strongly up by 15.8% to $197.7 million with EBITA margins improving from 28.2% to 30.5% assisted by underlying normalised revenue growth of 7.1% and operating efficiencies in all properties.

Revenues at Sydney's Star City Casino improved 7.0% driven by good growth in table games, gaming machines and food and beverage.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Strong revenue growth was recorded at Conrad Jupiters on the Gold Coast in gaming machines, accommodation and food and beverage, driven partly by the new Gold Coast Convention and Exhibition Centre, which opened last June. The centre, which is owned by the Queensland Government, is located adjacent to Conrad Jupiters and managed by Tabcorp.

In November, Tabcorp and Caesars Entertainment agreed to amend the management agreements for the Gold Coast and Brisbane casino properties, allowing Tabcorp the flexibility to use its management expertise to manage the complexes. The new arrangements allowed Tabcorp to appoint senior executives to manage Gold Coast and Brisbane and to continue to align the properties within the Tabcorp Casinos division.

The integration of the four casino-hotel complexes within the Tabcorp group has ensured continued profit enhancement and a best practice approach so that customers receive a premier entertainment experience at all properties. The Jupiters integration is anticipated to be substantially completed by 30 June 2005.

The Star City and Jupiters casinos contributed $8.2 million to community benefit funds during the period.

Gaming and Network Games

The Gaming division achieved EBITA (excluding non-recurring items) of $135.0 million for the six months to 31 December 2004, up 21.7% on the same period last year. Net operating revenue increased by 15.9% to $519.3 million and market share in Victoria climbed to 50.8% for the month of December.

Revenue from Victorian gaming was up 8.5% over the same period last year reflecting improving customer demand, enhanced product and ongoing improvement to the overall amenity for all customers.

The Gaming division continues to invest in the latest games and machines for the enjoyment of customers. During the period, 2,459 new machines and games were introduced to the Victorian gaming network. The Cash Express hyperlink jackpot product continues to be very popular with customers. At 31 December 2004, there were 1,268 hyperlink machines operating across 189 venues. Forty-one venues were refurbished and two new venues opened during the period.

On a pro forma basis, EBITA (excluding non-recurring items) increased by 14.3%, with the EBITA margin (excluding non-recurring items) increasing from 24.5% to 26.0%.

Victoria's Tabaret hotel venues contributed $33.7 million to the State's Community Support Fund for the six months to 31 December 2004.

Wagering

The Wagering division achieved EBITA (excluding non-recurring items) of $119.0 million for the six months to 31 December 2004. This represented growth of 200.0% due to the inclusion of NSW wagering operations from the acquisition of Tab Limited.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

The division's total net operating revenue increased by 194.6% to $688.5 million with Victoria generating $249.5 million, up 6.5% on the previous period, while New South Wales generated $439.1 million, up 3.4% on a proforma basis. On a comparative six month pro forma basis the overall net operating revenue growth was 4.5%.

Revenue from parimutuel wagering on racing grew by 4.3% with Victoria revenue growth of 6.3% being driven by strong performances across the three racing codes (i.e. Thoroughbred 5.2%, Harness 9.0% and Greyhounds 9.2%). New South Wales revenue climbed 3.3% despite low Thoroughbred growth of 3.2%.

The Victorian Spring Carnival provided solid revenue growth over the carnival period, despite poor weather during the feature days at Flemington. Melbourne Cup Day generated turnover of $87.4 million in New South Wales and $66.5 million in Victoria, which were both records for the day.

Revenue from sportsbetting grew by 10.4% on a pro forma basis with growth in Victoria of 21.7%, reflecting continued strong customer interest. Sportsbetting turnover growth in New South Wales of 30.6% was impacted by a lower hold resulting in revenue growth of 6.3%.

Media

The Media operations performed solidly, with total revenues up 2.2% to $65.8million on a proforma basis for the six months to 31 December 2004, reflecting increased international sales activity and growth in Sky Channel's subscriber base.

The division's EBITA (before non-recurring items) increased 7.7% to $20.8 million on a proforma basis as a result of the increased revenue and tight control of expenses.

SKY Channel is continuing to broadcast the Sydney metropolitan thoroughbred races while it negotiates non-exclusive broadcasting rights with the Australian Jockey Club and the Sydney Turf Club. This follows an offer to the clubs which included non-exclusive broadcasting rights, risk free rights fees and greater input into programming. Broadcasting agreements with the AJC and STC cannot proceed without the approval of Racing NSW and SKY has received the consent of the Board of Racing NSW for its non-exclusive offer. No other proposal has been approved by Racing NSW.

SKY Channel has continued to expand its broadcast of Australian racing to many regions around the globe. The investment in the international business continues to bring increased returns to both SKY and the Australian racing industry.

Tabcorp outlook

Mr Slatter said the second half had started well. "We currently expect that the group will again deliver solid growth in earnings per share in the 2005 financial year."

"Our main objectives for the balance of the 2005 financial year are to complete the Jupiters integration and successfully complete year one of the two-year Tab Limited integration. Both integrations provide the opportunity for further significant value creation

for shareholders and success will mean achieving that value on-time and in a sustainable manner.

Mr Slatter said Tabcorp remained confident that the total synergies of $43.4 million contained in the Tab Limited bidder's statement released on 2 April 2004 will be delivered, with around 40% expected to be delivered in the 2005 financial year.

Last week, Tabcorp announced that it would be a bidder for the proposed Integrated Resort to be built in Singapore. Tabcorp's proposed concept for a "simply stunning, iconic and family friendly" entertainment resort includes super-luxury hotels, a theme park, premium retail stores and a casino. The proposal will be submitted to the Singapore Government by 28 February. Tabcorp is prepared to build the resort itself or consider involving partners that are able to add value to the project.

Mr Slatter concluded: "Tabcorp is strategically positioned as the most diversified entertainment, leisure and gambling group in Australia. Our unique skills and capabilities will ensure we are ready to meet new challenges in the local and international arena."

For more information, please contact:
Bruce Tobin, General Manager Public Affairs
(03) 9868 2508

Rule 4.2A.3

Appendix 4D
Half year report

Name of entity	ABN Reference
TABCORP HOLDINGS LIMITED	063 780 709

1. Reporting periods

half year ended ('current period')	half year ended ('previous corresponding period')
31 December 2004	31 December 2003

2. Results for announcement to the market

$A M

	Current period	Previous corresponding period	% Change Increase/(decrease)	Amount ($) Increase/(decrease)
Key Information				
Revenues from ordinary activities	2,221.5	1,134.3	96%	1,087.2
Profit from ordinary activities after tax attributable to members	167.9	155.4	8%	12.5
Net profit (loss) for the period attributable to members	167.9	155.4	8%	12.5

Dividends (distributions)			Amount per share	Franked amount per share at 30% tax
Final dividend	Record Date Paid	7 September 2004 11 October 2004	36.0 ¢	36.0 ¢
Interim dividend	Record Date Payable	7 March 2005 13 April 2005	40.0 ¢	40.0 ¢

Supplementary comments

Commentary in respect of the results is provided in the Directors' report, which forms part of the half-year report ended 31 December 2004.

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary share ($)	-2.59	-1.38
Net tangible asset backing per ordinary share including Licences and Rights to Management Agreement	-0.45	1.33

4. Controlled entities

Acquired:

Refer to Note 5 of the Financial Statements for the half year ended 31 December 2004.

	Current period $A M
Contribution of Tab Limited since acquisition date to the consolidated operating profit from ordinary activities after income tax expense and prior to goodwill amortisation	63.8

Divested:

Jupiters Machine Gaming Pty Ltd was divested on 31 December 2004.

5. Dividends

	Date paid/payable	Amount per share	Franked amount per share at 30% tax	Amount per share of foreign source dividend	Amount $A M
Final dividend:	11 October 2004	36.0 ¢	36.0 ¢	0.00 ¢	185.1
Interim dividend:	*13 April 2005*	*40.0 ¢*	*40.0 ¢*	*0.00 ¢*	*208.2*

6. Dividend reinvestment plans

The dividend reinvestment plan shown below is in operation.

The dividend reinvestment plan (DRP) commenced with the prior year interim dividend paid in April 2004.
No brokerage, commission or other transaction costs will be payable by participants on shares acquired under the DRP.
The Board determined that an initial discount of 2.5% be applied from the 2004 interim dividend paid on 6 April 2004. The discount was discontinued after the 2004 final dividend paid on 11 October 2004.

The last date for receipt of election notices for the dividend reinvestment plan	7 March 2005

7. Associates and Joint Ventures

The economic entity does not operate a Joint Venture entity but rather a Joint Venture operation. Refer to Note 1(s) of the Financial Statements for the year ended 30 June 2004.

8. Foreign entities

N/A


Tabcorp

TABCORP HOLDINGS LIMITED

FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED 31 DECEMBER 2004

A.B.N. 66 063 780 709

Tabcorp Holdings Limited
Half Year Report
For the six months ended 31 December 2004

Contents

Company Directory

Directors

M.B. Robinson AO
Chairman

M.J. Slatter
Managing Director & Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.G. Satre

J.D. Story

R.F.E. Warburton

L.J. Willett AO

W.V. Wilson

Company secretary

P.H. Caillard

Registered office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

Share registry

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000
www.asxperpetual.com.au

Auditors

Ernst & Young – External auditor
KPMG – Internal auditor

Company Directory

Corporate Information

Tabcorp Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia.

Stock exchange listings

Tabcorp Holdings Limited shares are quoted on the Australian Stock Exchange under the code "TAH". The company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America.

Annual report

The company's annual report is distributed to shareholders with the final dividend. Copies of the annual report are available from the company's website at www.tabcorp.com.au when published.

Tabcorp Holdings Limited and its controlled entities
Directors' Report

The Board of Directors of Tabcorp Holdings Limited has pleasure in submitting its report in respect of the half year ended 31 December 2004.

Directors

The names and details of the Directors in office at the date of this report are set out below.

Names	Qualifications, experience and special responsibilities
M.B. Robinson AO (Chairman)	*Chairman and Non-Executive Director since June 1994* Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his retirement on 31 December 2003. Mr Robinson remains a consultant to the firm. He was the Senior Partner of Arthur Robinson and Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the Tabcorp Nomination Committee and is a member of the Tabcorp Audit, Remuneration and Compliance Committees.
M.J. Slatter (Managing Director and Chief Executive Officer)	*Managing Director and Chief Executive Officer since October 2002* Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Financial Officer and Director of AXA Asia Pacific and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and the National Bank of New Zealand. Mr Slatter is also Chairman of the Australian Gaming Council.

A.G. Hodgson
(Deputy Chairman)

Deputy Chairman and Non-Executive Director since June 1994

Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Ltd and is also a Director of Coles Myer Ltd, HSBC Bank Australia Limited, and Collins Associates Ltd. Mr Hodgson is Chairman of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee.

P.G. Satre

Non-Executive Director since June 2000

Phil Satre was Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies, from January 1997 to December 2004. Mr Satre is also a Director of the National Centre for Responsible Gaming and Sierra Pacific Resources.

J.D. Story

Non-Executive Director since January 2004

John Story was previously a Director of Jupiters Limited. He is a Solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practicing in the areas of corporate and commercial law for over thirty years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited and Australian Magnesium Corporation Limited. He is a Director of the Australian Institute of Company Directors and is President of the Institute's Queensland Council. He is a member of the Tabcorp Audit and Compliance Committees.

R.F.E. Warburton

Non-Executive Director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited, Tandou Ltd and the Board of Taxation. Mr Warburton is also a Director of Nufarm Limited, NM Rothschild Australia Holdings Pty Ltd and NM Rothschild and Sons (Australia) Limited. He is Chairman of the Tabcorp Remuneration Committee and a member of the Tabcorp Nomination Committee.

L.J. Willett AO

Non-Executive Director since January 2004

Lawrence Willett was previously Chairman of Jupiters Limited. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited, Commonwealth Club Limited and Sustainable Tourism Holdings Limited. Mr Willett is also Chancellor of Charles Sturt University. He is a member of the Tabcorp Remuneration Committee.

W.V. Wilson

Non-Executive Director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978, where he became the Executive Director responsible for all betting and lottery activity in 1980. He retired from the Club in January 1994. Mr Wilson is a Partner in the Pier Hotel at Glenelg and the Royal Hotel at Kent Town, both in South Australia. He is Chairman of the Tabcorp Compliance Committee.

All Directors held their position as a Director throughout the entire period and continue to hold that position.

Company Secretary

P.H. Caillard
Peter Caillard is a Fellow of the Chartered Institute of Company Secretaries, holds honours and masters degrees in law and has a number of years experience as company secretary/legal counsel of publicly listed companies. He is a Fellow of the Williamson Leadership Program, a member of the Australian Institute of Company Directors and a former Director of the Law Institute of Victoria as well as Victorian President of the Australian Corporate Lawyers Association.

Principal Activities

The principal activities of the economic entity during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling). The principal activities remain unchanged from the previous year, except as disclosed elsewhere in this report.

Results

Consolidated profit after income tax attributable to members for the half year was $167.9 million, which was 8.0% above the previous corresponding half year period.

The economic entity generated profit before interest, taxation and amortisation of goodwill of $468.2 million, which was 64.5% above the previous corresponding half year.

It generated operating revenue of $1,941.6 million, which was 73.6% above the operating revenue achieved in the previous corresponding half year.

Basic earnings per share were 32.8 cents, down 19.2% on the previous corresponding period.

Basic earnings per share before amortisation of goodwill were 50.9 cents, which was 12.4% above the previous corresponding half year.

Dividends

An interim dividend of 40 cents per ordinary share has been declared, an increase of 5 cents on the previous interim dividend and 4 cents above the previous final dividend. The dividend will be fully franked and payable on 13 April 2005 to shareholders registered on the books at 7 March 2005.

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding half year by the parent entity:

	$million
Interim fully franked dividend for 2004 of 35 cents per share on ordinary shares as declared by the Directors on 19 February 2004 payable on 6 April 2004.	145.3
Final fully franked dividend for 2004 of 36 cents per share on ordinary shares as declared by the Directors on 26 August 2004 payable on 11 October 2004.	185.1
Interim fully franked dividend for 2005 of 40 cents per share on ordinary shares as declared by the Directors on 24 February 2005 payable on 13 April 2005.	208.2

Review of Operations

Casinos

The Casinos division achieved profit before interest, taxation and amortisation of goodwill of $193.4 million, which was 45.3% above the previous corresponding half year. Its total operating revenue increased by 46.3% to $631.6 million. This result included six months of operations from the Jupiters Brisbane, Gold Coast and Townsville casinos, whereas the half year result to 31 December 2003 only included two months of operations from those casinos.

Wagering

The Wagering division achieved profit before interest, taxation and amortisation of goodwill of $103.2 million, which was 159.9% above the previous corresponding half year. Its total operating revenue increased by 194.5% to $688.6 million. The increases included the impact of the wagering business of Tab Limited acquired in July 2004.

Gaming

The Gaming division achieved profit before interest, taxation and amortisation of goodwill of $138.7 million, which was 25.1% above the previous corresponding half year. Its total operating revenue increased by 18.2% to $529.6 million.

Media

The Media division achieved profit before interest, taxation and amortisation of goodwill of $18.1 million. Tabcorp acquired the Media division as part of the acquisition of Tab Limited in July 2004.

Significant Changes in the State of Affairs

On 23 February 2004 the company announced a takeover bid for Tab Limited. Tabcorp Investments No. 4 Pty Limited, a wholly owned subsidiary of Tabcorp Holdings Limited, announced on 23 February 2004 an off-market bid to acquire all of Tab Limited's issued shares. On 5 July 2004, it unconditionally acquired more than 50% of the issued share capital of Tab Limited and management control passed at this date to the Tabcorp Group. Tabcorp's offer to acquire all of the shares in Tab Limited closed on 13 August 2004 and all remaining shares were acquired compulsorily in September 2004.

Tabcorp continues to benefit from the synergies and efficiencies being extracted during the process of integrating the Jupiters Limited and Tab Limited businesses following the Jupiters Limited merger in 2003 and the recent Tab Limited takeover described above.

As a result of these actions the economic entity now operates diversified businesses across the east coast of Australia, which has consolidated Tabcorp's position as one of the world's premier gambling and entertainment companies.

On 31 December 2004 the Tabcorp group sold its Queensland centralised monitoring system business and progressive jackpot services business, and the associated field

services and logistics business relating to the maintenance of gaming machines involved in the Queensland monitoring business, as well as the group's New South Wales gaming business, comprising the group's centralised monitoring system business and statewide linked jackpot game business. Tabcorp acquired these businesses as a result of its merger with Jupiters Limited and takeover of Tab Limited.

On 23 December 2004 the Tabcorp group divested the AWA Information Technology desktop and network services business, along with AWA's external gaming and wagering services businesses and the AWA royalty stream, which were acquired by the Tabcorp group following the merger with Jupiters Limited.

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out in this Directors' Report.

Auditor's Declaration

Attached is a copy of the auditor's declaration provided under section 307C of the Corporations Act 2001 in relation to the review for the half year ended 31 December 2004. This auditor's declaration forms part of this directors' report.

Rounding of Amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the Financial Statements and the Directors' Report have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

This report has been signed in accordance with a resolution of Directors.

M.B. Robinson AO
Chairman

Melbourne
24 February 2005

Condensed Statement of Financial Performance for the Half-Year Ended 31 December 2004

	Note	Consolidated December 2004 $M	Consolidated December 2003 $M
Total operating revenues	2	**1,941.6**	1,118.6
Other revenues from ordinary activities	2	**279.9**	15.7
Revenues from ordinary activities	2	**2,221.5**	1,134.3
Government taxes and levies		**(507.9)**	(322.5)
Commissions and fees		**(407.9)**	(218.1)
Employee costs		**(287.9)**	(147.9)
Depreciation and amortisation		**(71.0)**	(49.1)
Goodwill amortisation		**(92.7)**	(17.8)
Property rentals, rates and maintenance		**(35.0)**	(15.6)
Borrowing costs		**(94.4)**	(38.5)
Computer costs		**(13.6)**	(4.0)
Advertising and promotions		**(41.1)**	(22.2)
Written down value of non-current assets sold		**(246.2)**	(2.8)
Insurance costs		**(5.7)**	(5.1)
Professional and contract services		**(7.9)**	(3.7)
Audit and review services		**(0.6)**	(0.4)
Other expenses from ordinary activities		**(123.2)**	(55.3)
Profit from ordinary activities before income tax expense		**286.4**	**231.3**
Income tax expense relating to ordinary activities		**(116.5)**	(75.9)
Net profit		**169.9**	155.4
Net profit attributable to outside entity interests		**(2.0)**	-
Net profit attributable to members of the parent entity		**167.9**	**155.4**
Share issue costs		**(9.4)**	(5.7)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		**(9.4)**	(5.7)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		**158.5**	149.7
Basic earnings per share (cents per share)	8	**32.8**	40.6
Diluted earnings per share (cents per share)	8	**32.7**	40.6
Basic earnings per share (cents per share) (pre amortisation of goodwill)	8	**50.9**	45.3
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	8	**50.8**	45.3

The accompanying notes form an integral part of this statement of financial performance.

Condensed Statement of Financial Position as at 31 December 2004

	Note	Consolidated		
		December 2004 $M	June 2004 $M	December 2003 $M
Current Assets				
Cash assets		**242.8**	197.0	215.1
Receivables		**39.0**	53.3	20.4
Inventories		**16.8**	14.0	13.8
Other		**59.7**	96.7	53.7
Total current assets		**358.3**	361.0	303.0
Non-Current Assets				
Property, plant and equipment		**1,577.7**	1,412.3	1,483.7
Intangible assets - licences		**868.2**	870.7	873.2
Intangible assets - other		**3,700.1**	1,528.5	1,570.1
Deferred tax assets		**107.7**	105.7	131.5
Other		**55.5**	67.7	72.1
Total non-current assets		**6,309.2**	3,984.9	4,130.6
TOTAL ASSETS		**6,667.5**	4,345.9	4,433.6
Current Liabilities				
Payables		**310.5**	193.9	191.0
Interest bearing liabilities		**680.0**	742.0	743.9
Current tax liabilities		**38.1**	35.8	95.6
Provisions		**128.2**	76.2	86.3
Other		**12.7**	1.2	0.4
Total current liabilities		**1,169.5**	1,049.1	1,117.2
Non-Current Liabilities				
Interest bearing liabilities		**2,051.6**	1,130.0	1,263.0
Deferred tax liabilities		**136.2**	82.8	63.3
Provisions		**88.3**	107.4	118.0
Other		**0.4**	0.6	0.8
Total non-current liabilities		**2,276.5**	1,320.8	1,445.1
TOTAL LIABILITIES		**3,446.0**	2,369.9	2,562.3
NET ASSETS		**3,221.5**	1,976.0	1,871.3
Equity				
Contributed Equity		**3,015.6**	1,752.9	1,658.5
Retained profits	3	**205.9**	223.1	212.8
TOTAL EQUITY		**3,221.5**	1,976.0	1,871.3

The accompanying notes form an integral part of this statement of financial position.

Condensed Statement of Cash Flows for the Half-Year Ended 31 December 2004

	Note	Consolidated December 2004 $M	Consolidated December 2003 $M
Cash Flows from Operating Activities			
Net cash receipts in the course of operations		**2,129.2**	1,130.1
Payments to suppliers, service providers and employees		**(1,020.6)**	(505.7)
Payment of Government levies, betting taxes and GST		**(561.7)**	(295.4)
Interest received		**4.9**	2.8
Borrowing costs paid		**(96.2)**	(39.6)
Income tax paid		**(117.2)**	(63.4)
Net operating cash flows		**338.4**	228.8
Cash Flows from Investing Activities			
Loans pursuant to employee share plan		**5.2**	4.4
Payment for controlled entities (net of cash acquired)	5	**(912.5)**	(489.3)
Dividends paid to former shareholders of acquired entity		**-**	(186.0)
Payment for reset preference shares of acquired entity		**-**	(190.2)
Payment for property, plant and equipment		**(50.3)**	(51.2)
Payment for management contract buyout		**-**	(53.0)
Proceeds from sale of plant and equipment		**7.9**	2.6
Proceeds from disposal of controlled entity		**40.0**	-
Proceeds from divestment of NSW gaming operations		**196.0**	-
Proceeds from divestment of other operations		**6.8**	-
Other		**-**	(0.6)
Net investing cash flows		**(706.9)**	(963.3)
Cash Flows from Financing Activities			
Proceeds from borrowings		**2,870.4**	1,875.0
Repayment of borrowings		**(2,360.8)**	(915.0)
Dividends paid		**(94.9)**	(124.7)
Payment of transaction costs for share issue		**(6.7)**	(4.5)
Proceeds from issue of shares		**6.3**	-
Net financing cash flows		**414.3**	830.8
Net increase/(decrease) in cash held		**45.8**	96.3
Cash at the beginning of the financial period		**197.0**	118.8
Cash at the end of the financial period		**242.8**	215.1

The accompanying notes form an integral part of this statement of cash flows.

Note 1 Basis of preparation

These general purpose consolidated financial statements have been prepared for the half-year ended 31 December 2004 in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB1029 - "Interim Financial Reporting" and Urgent Issues Group Consensus Views. It is recommended that this report should be read in conjunction with the 30 June 2004 Annual Report and any public announcements made by Tabcorp Holdings Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations of the Corporations Act (2001) and Australian Stock Exchange Listing Rules. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

The accounting policies used are consistent with those applied in the 30 June 2004 Annual Report. This financial report has been prepared in accordance with the historical cost convention and does not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets.

	Consolidated	
	December 2004 $M	December 2003 $M
Note 2 Profit from ordinary activities		
Profit from ordinary activities has been determined after crediting the following revenues:		
Total operating revenues	**1,941.6**	1,118.6
Other revenues:		
Interest received or due and receivable	**5.3**	2.8
Gross proceeds from sale of non-current assets [a]	**7.9**	2.6
Proceeds from disposal of controlled entity [a]	**40.0**	-
Proceeds from disposal of business operations [a]	**202.8**	-
Other revenue items	**23.9**	10.3
Total other revenues	**279.9**	15.7
Total revenues from ordinary activities	**2,221.5**	1,134.3
(a) Profit/(Loss) on sale of non-current assets	**4.5**	(0.2)
Profit from ordinary activities has been determined after charging the following expenses:		
Amortisation of goodwill	**92.7**	17.8
Note 3 Retained profits		
Retained profits at the beginning of the half year	**223.1**	182.1
Dividend paid [a]	(185.1)	(124.7)
Net profit attributable to members of the parent entity	**167.9**	155.4
Retained profits at the end of the half year	**205.9**	**212.8**

(a) The dividend paid in the 6 months ended 31 December 2004 includes a dividend paid of $90.2 million under the dividend reinvestment plan. This has been introduced since 31 December 2003.

Tax consolidation

Jupiters Limited and its 100% controlled entities joined the Tabcorp Holdings Limited tax consolidation group at the date of acquisition. Tab Limited and its 100% controlled entities joined the Tabcorp Holdings Limited tax consolidation group at the date full beneficial share ownership was attained. The impact of the revised tax legislation has not been recognised as at 31 December 2004 due to valuation work which forms the basis for the calculation not being finalised. This work is expected to be completed and an adjustment reflected in the 30 June 2005 financial statements.

Notes to and Forming Part of the Financial Statements for the Half-Year Ended 31 December 2004

Note 4 Segment information

The consolidated entity has four main business segments:

- Wagering — Totalizator and fixed odds betting activities.
- Gaming — Gaming machine operations and monitoring in licenced clubs and hotels and keno operations.
- Casinos — Casino operations including hotels, apartment complex, theatres, restaurants and bars.
- Media — National and international broadcasting of racing and sporting events.

	Wagering	Gaming	Casinos	Media	Unallocated	Eliminations	Consolidated
	$M	$M	$M	$M	$M	$M	$M
2004 Consolidated							
Total operating revenues	688.6	529.6	631.6	46.8	45.0		1,941.6
Other revenues from ordinary activities	5.5	49.1	8.2	0.1	217.0		279.9
Intersegment Revenue	-	1.8	1.5	18.9		(22.2)	-
Revenues from ordinary activities	694.1	580.5	641.3	65.8	262.0	(22.2)	2,221.5
Segment result (pre amortisation of goodwill)	103.2	138.7	193.4	18.1			453.4
Segment result	**53.7**	**132.2**	**163.8**	**11.2**			**360.9**
Unallocated operating revenue [a]					45.0		45.0
Unallocated interest revenue					5.3		5.3
Unallocated other revenue [b]					211.7		211.7
Unallocated interest expense					(94.4)		(94.4)
Unallocated expenses [c] [d]					(242.1)		(242.1)
Result from ordinary activities before income tax expense	53.7	132.2	163.8	11.2	(74.5) [e]	-	286.4
2003 Consolidated [f]							
Total operating revenues	233.8	448.2	431.8		4.8		1,118.6
Other revenues from ordinary activities	3.8	5.8	1.6		4.5		15.7
Intersegment Revenue	-	-	0.7		-	(0.7)	-
Revenues from ordinary activities	237.6	454.0	434.1	-	9.3	(0.7)	1,134.3
Segment result (pre amortisation of goodwill)	39.7	110.9	133.1	-	-	-	283.7
Segment result	**37.7**	**110.5**	**117.7**	**-**	**-**	**-**	**265.9**
Unallocated operating revenue					4.8		4.8
Unallocated interest revenue					2.8		2.8
Unallocated other revenue					1.7		1.7
Unallocated interest expense					(38.5)		(38.5)
Unallocated expenses					(5.4)		(5.4)
Result from ordinary activities before income tax expense	37.7	110.5	117.7	-	(34.6)	-	231.3

(a) Represents the provision of field support and maintenance services to the Australian information technology industry and revenue derived by NSW gaming operations (disposed 31/12/04).

(b) Includes sales proceeds for the disposal of NSW gaming operations of $196.0 million.

(c) Includes $196.8 million being written down value of NSW gaming operations disposed.

(d) All corporate costs have been allocated to segments in 2004. This is a change from 2003 where not all corporate costs were allocated to segments. This change has been introduced to more closely align statutory reporting with internal management reporting. Comparatives have been restated accordingly.

(e) Includes $9.9 million profit before tax attributable to NSW gaming operations (disposed 31/12/04).

(f) Effective 1 July 2004 the Keno and Jupiters International businesses were transferred from Wagering to Gaming. Comparatives have been restated accordingly.

Note 5 Change in composition of entity

(a) Tab Limited

During the half year the consolidated entity purchased 100% of the ordinary shares of Tab Limited.
Details of the acquisition are as follows:

	$M
Consideration	(2,136.3)
Net cash acquired	45.7
Shares issued by Tabcorp Holdings Limited (non-cash) [(i)]	1,175.6
Other non-cash consideration	2.5
Outflow of cash	(912.5)
Fair Value of net assets of entities acquired [(ii)]:	
Net cash	45.7
Receivables	15.8
Other assets	201.2
Inventory	2.8
Property, plant and equipment	187.1
Deferred tax Assets	(40.3)
Payables	(137.4)
Current tax liabilities	(14.9)
Interest bearing liabilities	(350.0)
Provisions	(16.6)
Minority interest adjustment [(iii)]	2.0
	(104.6)
Goodwill on acquisition	2,240.9
Consideration (total)	2,136.3
Less non-cash consideration	(1,178.1)
Consideration (cash)	958.2

(i) Shares issued have been attributed a value of $13.04 per share, being the fair value estimate of the price at which the shares could have been placed in the market.

(ii) The process of fair valuing Tab Limited's net assets is still in progress at 31 December 2004 and accordingly, the adjustments disclosed are preliminary only. The value of certain assets, liabilities and goodwill may be subject to change once the fair value process has been completed, which is expected by 30 June 2005. The material items of which the fair values had not been finalised at 31 December 2004 are:

- Intangible assets (licences);
- Property, plant and equipment; and
- Tax balances.

The effect of the transition to International Financial Reporting Standards upon the fair value accounting treatment and goodwill is also still to be finalised and cannot be quantified at 31 December 2004.

(iii) Shares were acquired during the period 1 July 2004 to 20 September 2004, and the goodwill has been adjusted to reflect the group's equity interest throughout the acquisition period, until 100% equity interest was achieved.

(b) Jupiters Limited

The fair values of Jupiters Limited tax balances had not been finalised at 31 December 2004 to reflect the impact upon entry into the Tabcorp consolidated tax group. Adjustments are expected to fair values and goodwill once this process is finalised. This work is expected to be completed by 30 June 2005.

Note 6 Contingent liabilities and contingent assets

Since the last annual reporting date, the material changes in contingent liabilities and contingent assets is as follows:

Contingent liabilities

(a) Banking Facilities

Entities in the economic entity are called upon to give in the ordinary course of business, guarantees and indemnities in respect of the performance of their contractual and financial obligations. The value of these guarantees and indemnities is $21.1 million (30 June 2004: $26.9 million).

(b) Divestment of business

The economic entity disposed of its Queensland machine monitoring business and New South Wales gaming business on 31 December 2004. The sale agreements provide a mechanism for the purchaser to dispute the audited completion balance sheets within a specified time period. The economic entity has received no claims from the purchaser to date.

Contingent assets

(c) Sale of Land

During the 30 June 2003 year, a controlled entity disposed of land owned at 50 Union Street, Pyrmont, New South Wales. Proceeds of $12.3 million were received in February 2003. Part of the sale agreement included an additional amount which was dependent upon the purchaser being able to seek an approved Development Application from Planning NSW to develop to a specified net lettable rent area. The Development Application was approved in September 2004 and Star City received an additional payment of $4.1 million, which has been treated as revenue in the 6 months to 31 December 2004.

(d) Tax Audit

The Australian Taxation Office (ATO) issued Star City Pty Ltd (a wholly owned subsidiary of Tabcorp) with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120.0 million prepaid in December 1994 in relation to the Star City casino site.

The economic entity has provided in full for the unpaid primary tax in dispute in relation to deductions claimed to 30 June 2002 of $31.6 million, and penalties and interest charges of $25.6 million (up to January 2004). Due to the ongoing dispute with the ATO, the economic entity has not claimed deductions for prepaid rent for the 2003 and 2004 tax years, nor allowed for a deduction at 31 December 2004. The primary tax on these deductions is $8.8 million. If the economic entity is ultimately successful in its claims, the income tax deductions could be claimed. The economic entity has not continued to provide for penalties and interest charges since January 2004. Interest not accrued for the period up to 31 December 2004 amounts to $1.7 million.

(e) Indemnity claim

Following a re-determination of Central Monitoring System (CMS) fees by the Independent Pricing and Regulatory Tribunal of New South Wales (IPART), the economic entity has submitted claims of $12.0 million to the New South Wales Government under a Deed of Undertaking and Indemnity up to 31 December 2004. As the recovery of the claims is not certain, no amount has been recognised in the financial statements at 31 December 2004.

Note 7 Disposal of controlled entities

2004

The following controlled entity was disposed of during the period:

	Date of disposal	Consolidated entity's interest	Consideration $M [a]	Contribution to consolidated net profit 2004 $M	2003 $M
Jupiters Machine Gaming Pty Ltd	31 Dec 2004	100%	40.0	10.1	1.0

(a) Refer to Note 6(b) Contingent liabilities and contingent assets.

2003

No controlled entities were disposed during the period.

Note 8 Earnings per share

	Consolidated December 2004 $M	December 2003 $M
Basic and diluted earnings per share (pre amortisation of goodwill) are calculated based on:		
Profit from ordinary activities after related income tax expense	**167.9**	155.4
Add Goodwill amortisation	**92.7**	17.8
	260.6	173.2

Note 9 Subsequent Events

(a) Sale of land and buildings

On 28 January 2005, a controlled entity disposed of land and buildings at Harris Street, Ultimo, New South Wales and received proceeds of $46.3 million. The land and buildings have been fair valued for acquisition accounting purposes as at 31 December 2004 at the sale price. Accordingly, there will be no profit and loss impact at 30 June 2005.

(b) Dividend

On 24 February 2005, the Directors declared a dividend of 40 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $208.2 million.

Note 10 Transition to International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. This half-year financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ending on 31 December 2004.

An implementation project has commenced to assess the impact of transition to AIFRS and to achieve compliance with AIFRS reporting for the financial year commencing 1 July 2005. The implementation project consists of three phases: Assessment and planning; Design; and Implementation.

I. Assessment and planning phase

The assessment and planning phase generated a high level overview of the impacts of conversion to AIFRS on existing accounting and reporting policies and procedures, systems and processes, business structures and staff. This phase included:

(a) High level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting AIFRS.
(b) Assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes.
(c) Evaluation of the implications for staff, for example training requirements preparation of a conversion plan for expected changes to accounting policies, reporting structures, systems, accounting and business processes and staff training.

The assessment and planning phase is completed in most respects as at 31 December 2004.

II. Design phase

The design phase aims to formulate the changes required to existing accounting policies and procedures and systems and processes in order to transition to AIFRS. The design phase incorporates:

(a) Formulating revised accounting policies and procedures for compliance with AIFRS requirements.
(b) Identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of AIFRS.
(c) Developing revised AIFRS disclosures designing accounting and business processes to support AIFRS reporting obligations.
(d) Identifying and planning required changes to financial reporting and business source systems developing training programs for staff.
(e) Identifying and engaging external consultants for specialist valuation work, where required.

The design phase is expected to be completed by 30 June 2005.

III. Implementation phase

The implementation phase will include implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable the consolidated entity to generate the required disclosures of AASB1 as it progresses through its transition to AIFRS. The consolidated entity has not yet commenced the implementation phase. However, this phase is expected to be completed by 30 June 2005.

Key impacts

The key potential implications on the consolidated entity of conversion to AIFRS identified to date, are summarised below. The implications identified should not be taken as an exhaustive list of all differences between current Australian GAAP and AIFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions on events are presented. Any assessment made in respect of the transition to AIFRS may require adjustment before inclusion in the first complete annual/half year financial report prepared in accordance with AIFRS due to new or revised standards or interpretations, changes in the operations of the business, or additional guidance on the application of AIFRS in a particular industry or to a particular transaction.

As the economic entity has not completed its project to assess the impact of adoption of AIFRS, the effects on the economic entity's statement of Financial Performance and Statement of Financial Position has not been quantified. at 31 December 2004.

Note 10 Transition to International Financial Reporting Standards (continued)

Goodwill (to be read in conjunction with Intangible assets)

Under AASB 3 Business Combinations goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the group's current accounting policy which amortises goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Intangible assets (to be read in conjunction with Goodwill)

Under AASB138 Intangible Assets and AASB3 Business Combinations, intangible assets acquired in a business combination that are capable of being identified must be recognised separately from goodwill. This may result in identified intangible assets [such as gaming licences] being re-classified from goodwill and amortised over their useful lives. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the identification of any such assets is yet to be completed.

Impairment of Assets

Under AASB 136 Impairment of Assets the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy it is likely that impairment of assets will be recognised sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Employee Benefits

Under AASB 119 Employee Benefits, employer sponsors are required to recognise the net surplus or deficit in their employer sponsored defined benefit funds as an asset or liability, respectively. This will result in a change in the group's current accounting policy which does not currently recognise the net assets/liabilities of the defined benefit fund. Under the new policy, the company will be required to recognise an asset of the defined benefit fund for the net surplus based on the lesser of the actuarial calculation of the position of the fund and the amount of the gain that can be accessed (via a contribution holiday). The initial adjustment on transition will be through retained earnings. For subsequent adjustments one of the three available options will be used being: (a) adjustment made directly to profit and loss; (b) the corridor approach which allows smoothing of gains and losses over time; or (c) adjustment made through retained earnings. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the actuarial calculations have not yet been completed as at 30 June 2004.

Share based payments

Under AASB 2 Share Based Payments, the company will be required to determine the fair value of options and rights issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and rights and also extends to other forms of equity based compensation. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income taxes

Under AASB 112 Income Taxes, the company will be required to use a balance sheet method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. This requires the determination of tax values and will potentially result in adjustments to existing deferred tax assets and liabilities.

Directors' Declaration

The directors declare that:

(a) the consolidated financial statements and associated notes comply with the accounting standards;

(b) the consolidated financial statements and notes give a true and fair view of the financial position as at 31 December 2004 and performance of the economic entity for the half year then ended; and

(c) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration has been made in accordance with a resolution of directors.

M.B. ROBINSON
Chairman

Melbourne
24 February 2005

ERNST & YOUNG

■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Tabcorp Holdings Limited

In relation to our review of the financial report of Tabcorp Holdings Limited for the half-year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.



Ernst & Young



Mary Waldron
Partner

24 February 2005

ERNST & YOUNG

■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of Tabcorp Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both Tabcorp Holdings Limited (the company) and the entities it controlled during the period, and the directors' declaration for the company, for the half-year ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the director's of the company a written Auditor's Independence Declaration a copy of which is included in the Director's Report.

In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

ERNST & YOUNG

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Tabcorp Holdings Limited and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



Mary Waldron
Partner
Melbourne
24 February 2005



Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

24 February 2005

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP HALF YEAR RESULTS PRESENTATION

Attached is the presentation regarding Tabcorp's Half Year Results ended 31 December 2004 to be presented by Matthew Slatter, Managing Director and Chief Executive Officer.

This presentation will be webcast from 4.00pm today on Tabcorp's website at **www.tabcorp.com.au**

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

2005 Interim Results Presentation

Matthew Slatter, Chief Executive Officer



Tabcorp

the bigger better game

Agenda

- Matthew Slatter
  - Overview
- David Elmslie
  - Financial performance
- Matthew Slatter
  - Focus for 2005 and conclusion

Highlights

* * * * * * * * *

➢ **Results**[1]
- Net profit after tax pre goodwill — up 46.9%
- EBITA — up 61.9%

➢ **Returns to shareholders**[1]
- Dividends Per Share — up 14.3%
- EPS pre goodwill — up 9.8%
- EPS pre goodwill (normalised) — up 18.8%

➢ **Business growth**[1]
- Operating revenue — up 68.5%
- Normalised Margins *(EBITA / Op Rev)* — up 0.2%

Notes:
1. Pre non-recurring items which are disclosed separately in Appendix 1

Clarity of vision and simple strategies

Vision

Recognised by all our stakeholders as the premier gambling and entertainment group

Strategy

- Customer focused
- 'Smart' organisation
- Exportable capability
- Outstanding execution

Outcomes

- Top quartile shareholder returns
- Superior customer experience
- Capable people & processes
- Service orientated culture
- Knowledge management at the centre of the business
- Innovative products & services

Strong DPS & EPS growth

Dividend per share



Dividend Per Share (c)
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
31.0
32.0
33.0
34.0
35.0
36.0
40.0
2002 Interim
2002 Final
2003 Interim
2003 Final
2004 Interim
2004 Final
2005 Interim

Earnings per share[1]



Earnings Per Share (c)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
36.8
37.0
38.8
37.6
45.3
45.7
49.7
2002 H1
2002 H2
2003 H1
2003 H2
2004 H1
2004 H2
2005 H1

Notes:
1. EPS pre goodwill and pre non-recurring items, which are separately disclosed in Appendix 1

Effective execution – 1st half achievements

- TAB acquisition completed and integration well underway
- Established management control of Gold Coast and Brisbane properties in November
- Integration of Jupiters ahead of target and nearing completion
- EBITA growth across all divisions
- Divestment of Jupiters Machine Monitoring, Tab Gaming and AWA, completed
- About to submit RFC for the Singapore Integrated Resort



EBITA contribution by business

EBITA by division[1]

Casinos
Gaming
Wagering
Media
0
50
100
150
200
250
2003 EBITA pro forma $m
2004 EBITA $m

% Contribution[2]

Casinos	42%
Gaming	29%
Wagering	25%
Media	4%

EBITA growth[1]

Casinos
Gaming
Wagering
Media
0%
5%
10%
15%
20%

Notes:
1. EBITA pre non-recurring items and includes normalisation adjustments for above / below theoretical win in the ICB
2. Excludes unallocated items

Casinos performance

- Assumed management control of Conrad Jupiters and Treasury from Caesars Entertainment
- Reorganised Casinos division
- Operating margin improvement
- EGM performance very strong
- Rebate play disappointing
- Announcement of smoking legislative bans
- Negotiations underway regarding Townsville development

$m	1H05[1,2]	1H04[2,3]	% Chg
Operating revenue			
- Table games	273.9	259.9	5.4
- EGM and other	258.2	236.6	9.1
Total gaming	532.1	496.5	7.2
Accommodation	36.1	35.1	2.8
F&B and other	79.1	73.0	8.4
Total operating revenue	647.3	604.6	7.1
EBITA	197.7	170.7	15.8
EBITA/total op rev.	*30.5%*	*28.2%*	

Notes:
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Normalised results exclude the impact of above/below theoretical win rates in the ICB in the Jupiters casinos
3. Pro forma results include a contribution from Jupiters for 6 months ended 31 December 2003



Jupiters integration

- Implementation of strategies ahead of target
- Overall synergy target now $53.4m - $25.5m above the estimate at 2003/04 year end
- The incremental synergy target for 2004/5 is $35.0m
  - $19.1m has been captured in December half

Net synergies captured/forecast[1]



Synergy benefits ($ m)
60
50
40
30
20
10
0
12.5
35.0
5.9
53.4
03/04
04/05
05/06
Total
Forecast
Captured to date

Notes:
1. Synergy savings are at EBITA contribution

Jupiters integration

* Margin improvement achieved at all Queensland Casino properties through Jupiters integration

Normalised EBITA Margin[1]	IH05%	IH04%	Variance
Conrad Jupiters	44.6	44.1	0.5
Conrad Treasury	51.7	45.6	6.1
Jupiters Townsville	30.8	25.6	5.2

Notes:
1. Pre gaming tax, management fees and non-recurring items

* Formal integration process expected to end 30 June 2005
* However further margin improvement will be targeted as part of 'business as usual' initiatives

Gaming & Network Games performance

* * * * * * * * *

- Overall growth in gaming market
- Market share improvement
- Very strong Victorian Clubs EGM performance
- Success in attracting new venues
- Complete media advertising ban effective from 1 January 2005

$m	1H05[1]	1H04[2,3]	% Chg
Operating revenue			
- Vic hotels	303.6	282.5	7.5
- Vic clubs	156.8	141.9	10.5
Total Vic Gaming	460.4	424.4	8.5
- Keno & Other	58.9	57.6	2.3
Total operating revenue	519.3	482.0	7.7
EBITA	135.0	118.1	14.3
EBITA/total op rev.	*26.0%*	*24.5%*	

Notes:
1. Excludes non-recurring items which are disclosed separately in Appendix 1
2. Pro forma results include a contribution from Jupiters for 6 months ended 31 December 2003
3. For purposes of comparability, Jupiters Machine Monitoring (divested 31 Dec 2004), has been removed from 1H04 values

Wagering performance

- Integration of Tab Limited on track
- Record Spring Racing Carnival for Victorian Thoroughbreds
- Continued strong growth in Sportsbetting turnover
- Launch of new betting products – Mystery 6 and Duet
- Trend toward higher margin account sales continues
- Relocation of Randwick meetings due to track reconstruction

$m	1H05[1]	1H04[2]	% Chg
Operating revenue			
- Racing	644.6	617.8	4.3
- Sportsbetting	23.3	21.1	10.4
- Trackside	7.0	5.3	32.1
- Other	13.6	14.6	(6.8)
Total operating revenue	688.5	658.8	4.5
EBITA	119.0	109.8	8.4
EBITA/total op rev.	*17.3%*	*16.7%*	

Notes:
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Pro forma results include a contribution from Tab for 6 months ended 31 December 2003

Tab integration

- Tab Limited operations now fully integrated into Tabcorp
- Divestment of Tab Limited's gaming business and Tabcorp's Queensland monitoring business completed on 31 December
- Integration now focussed on product standardisation and systems integration
- Current overall estimate of synergies consistent with the Bidder's Statement

Net synergies captured/forecast[1,2]



Synergy benefits ($m's)
50
45
40
35
30
25
20
15
10
5
0
17.8
8.4
17.2
43.4
04/05
05/06
06/07
Total
Forecast
Captured to date

Notes:
1. Tabcorp share only
2. Synergy savings are at EBITA contribution

Tab integration

- Product Standardisation and System Integration Timeline
  - March 2005
    - Alignment of betting rules for Win, Place, Quinella and Exacta bet types in NSW, Victoria, Western Australia, Tasmania and the ACT
    - Commence pooling (subject to regulatory approvals)
  - Mid-2005
    - Alignment of betting rules for Trifecta, Quadrella and Daily Doubles
  - Early-2006
    - Integrated account betting and single fixed odds betting system
    - New products introduced into Victoria (subject to regulatory approvals)
  - Mid-2006
    - Integrated retail betting and progressive refinement of replaced systems

Media performance

- Operating revenue increased 2.1% to $65.8 million
- Restructure of operations undertaken with benefits expected to flow during the second half
- 70 new commercial subscribers
- International revenue up 10.8% on pcp resulting in increased distribution to the racing industry
- Number of meetings broadcast increased 2.0% to 2,857
- Product enhancements made
- Communications network digital upgrade substantially completed

$m	1H05[1]	1H04[2]	% Chg
Operating revenue			
- Sky Channel	52.6	51.5	2.1
- Sky International Racing	7.2	6.5	10.8
- 2KY & other	6.0	6.3	(4.8)
Total operating revenue	65.8	64.4	2.1
EBITA	20.8	19.3	7.7
EBITA/total op rev.	*31.6%*	*30.0%*	

Notes:
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Pro forma results include a contribution from Tab for 6 months ended 31 December 2003


15

Media – NSW broadcast rights

- Sky's rights to broadcast STC and AJC races has lapsed
- Racing NSW has issued a direction to that State's thoroughbred clubs preventing them from dealing with broadcasting rights without Racing NSW consent. This includes entering into broadcasting arrangements with Sky or TVN
- Following lengthy discussions with Racing NSW, Sky made offer to NSW thoroughbred clubs which included non-exclusive broadcasting rights. Racing NSW has approved this proposal
- Whilst genuine negotiations continue, Sky will offer to continue to broadcast NSW Thoroughbred races



Focus for 2005 and Conclusion

Focus for FY2005

- Maintaining track record of consistent, solid earnings growth
- Continue to maximise synergies/efficiencies through the integration of Jupiters and Tab Limited
- Cultural integration and investing in our people to build capability
- Exploring growth opportunities in international markets
- Maintain market share growth in Victorian gaming market

Performance for half to 19th February 2005 and outlook

- Solid start to second half of 2004/5 for net revenue
- Commencement of pooling March 2005
- Full impact of new Gaming venues
- Finalise NSW thoroughbred racing rights





Pro forma net revenue ($m)
Group 578.0 532.9 8.5%
Media 17.4 17.0 2.4%
Casinos 181.1 163.3 10.9%
Gaming 185.2 173.3 6.9%
Wagering 194.3 179.3 8.4%
Jan 1 - Feb19 2005
Jan 1 - Feb 19 2004

Conclusion

- Solid performance in business growth and shareholder returns in 1H 05
- All divisions contributed to earnings growth
- Trend of solid EPS growth expected to continue in FY05
- Acquisitions have created a new platform for growth – we are a diversified leisure, gambling and entertainment business with unique capabilities


20



Financial Performance

Financial performance

$m[1]	Actual 6 months to 31 Dec 04[1]	Change on pcp	Normalised 6 months to 31 Dec 04[1,2]	Change on pcp
Net operating revenue	1,884.5	68.5%	1,898.8	71.9%
Other revenue[3]	27.7	75.3%	27.7	75.3%
Taxes on gambling	(505.0)	56.5%	(506.6)	57.8%
Operator commissions	(213.2)	47.1%	(213.2)	47.1%
Racing industry fees	(190.4)	177.6%	(190.4)	177.6%
Other operating expenses	(467.2)	76.6%	(468.0)	77.5%
Depreciation and amortisation	(75.7)	54.5%	(75.7)	54.5%
EBITA	460.9	61.9%	472.6	72.9%
Goodwill amortisation	(92.7)	420.5%	(92.7)	420.5%
EBIT	368.2	38.0%	379.9	48.7%
Net interest expense	(89.3)	151.5%	(89.3)	151.5%
PAT & OEI before non-recurring items	161.7	4.1%	169.9	15.2%
Non-recurring items net of tax	6.2	na	6.2	na
Profit after tax & OEI	167.9	8.0%	176.1	19.8%
EBITA/Net operating revenue (%)	24.5		24.9	
Net interest cover (x)	4.1		4.3	

Notes:
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Normalised results exclude the impact of above/below theoretical win rates in the ICB in the Jupiters casinos
3. Excludes interest income and includes the net proceeds and the written down values from the sale of non-current assets


22

Financial performance

	Actual 6 months to 31 Dec 04[2]	Change on pcp	Normalised 6 months to 31 Dec 04[1,2]	Change on pcp
Net profit after tax ($m)				
-Before goodwill amortisation & non recurring items	254.4	46.9%	262.6	58.8%
-Before non-recurring items	161.7	4.1%	169.9	15.2%
-Basic	167.9	8.0%	176.1	19.8%
Earnings per share (cents)				
-Before goodwill amortisation & non recurring items	49.7	9.8%	51.3	18.8%
-Before non-recurring items	31.6	(22.2)%	33.2	(13.8)%
-Basic	32.8	(19.2)%	34.4	(10.7)%
Dividends per share (cents)[3]	40.0	14.3%	40.0	14.3%
ROE before goodwill amortisation and non-recurring items %	19.4	(2.2%)	20.0	(0.6%)

Notes:
1. Normalised results exclude the impact of above theoretical win rates in the ICB in the Jupiters casinos
2. Actual results for the 6 months ended 31st December 2004 include a contribution from Tab and Jupiters for 6 months. PCP only included a 2 month contribution from Jupiters
3. Fully franked



Casinos – financial data

$m	Actual 6 months to 31 Dec 2004[1]	Pro forma 6 months to 31 Dec 2003[2]	Change
Revenue from ordinary activities	636.2	622.8	2.2%
Taxes	(119.6)	(114.3)	4.7%
Other operating expenses[4]	(293.8)	(288.5)	1.8%
Depreciation & amortisation	(36.8)	(37.2)	(1.1)%
EBITA	**186.0**	**182.8**	**1.8%**
EBITA/Net operating revenue (%)	*29.4*	*29.5*	

Notes:
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Pro forma results include a contribution from Jupiters for 6 months ended 31 December 2003
3. Pro forma other operating expenses have been adjusted to reflect current corporate cost allocation methodology


24

Casinos – financial data

	Normalised[2]		
$m	6 months to 31 Dec 2004[1]	Pro forma 6 months to 31 Dec 2003[2]	Change
Revenue from ordinary activities	650.4	608.2	6.9%
Taxes	(121.2)	(112.7)	7.5%
Other operating expenses[4]	(294.7)	(287.6)	2.5%
Depreciation & amortisation	(36.8)	(37.2)	(1.1)%
EBITA	**197.7**	**170.7**	**15.8%**
EBITA/Net operating revenue (%)	*30.5*	*28.2*	

Notes:
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Normalised results exclude the impact of above/below theoretical win rates in international commission play business in the Jupiters casinos
3. Pro forma results include a contribution from Jupiters for 6 months ended 31 December 2003
4. Pro forma other operating expenses have been adjusted to reflect current corporate cost allocation methodology

Casinos – financial data

$m	Actual 6 months to 31 Dec 2004	Pro forma 6 months to 31 Dec 2003[2]	Change
Net operating revenue			
Table games			
Rebate play at theoretical	9.2	15.2	(39.5)%
Above/below theoretical	(14.2)	14.6	na
Other	264.7	244.6	8.2%
Total tables	259.7	274.4	(5.4)%
EGMs & other	258.2	236.6	9.1%
Total gaming	517.9	511.0	1.3%
Accommodation	36.1	35.1	2.8%
Food & Beverage and other	79.1	73.0	8.4%
Total operating revenue	633.1	619.2	2.2%
Other revenue[1]	3.1	3.6	(12.9)%
Revenue from ordinary activities	636.2	622.8	2.2%
Revenue (at theoretical)	650.4	608.2	6.9%
Overall win/table/day ($) (ex rebate)	3,873	3,441	12.6%
NMR/EGM/day ($)	438	406	7.9%
Hotel Occupancy (%)	76.9	73.5	4.6%

Notes:
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Pro forma results include a contribution from Jupiters for 6 months ended 31 December 2003



Casinos – financial data

$m	Actual 6 months to 31 Dec 2004	Pro forma 6 months to 31 Dec 2003[1]	Change
Star City			
Table games			
PGR	56.0	50.6	10.7%
MGF	131.1	121.5	7.9%
EGMs & other gaming	108.5	102.2	6.2%
Non-gaming	48.6	47.5	2.3%
Total Star City	344.2	321.8	7.0%
Jupiters casinos			
Rebate play			
At theoretical	9.2	15.2	(39.5)%
Above/below theoretical	(14.2)	14.6	na
	(5.0)	29.8	(116.8)%
Other table games	77.6	72.5	7.0%
EGMs & other gaming	149.7	134.4	11.4%
Non-gaming	66.6	60.7	9.7%
Total Jupiters casinos	288.9	297.4	(2.9)%
Total casinos operating revenue	**633.1**	**619.2**	**2.2%**

Notes:
1. Pro forma results include a contribution from Jupiters for 6 months ended 31 December 2003


27

Gaming and network games – financial data

$m	Actual 6 months to 31 Dec 2004	Pro forma 6 months to 31 Dec 2003[2,3]	Change
Revenue from ordinary activities	527.3	491.1	7.4%
Taxes & operator commissions	(344.2)	(315.7)	9.0%
Other operating expenses	(36.0)	(39.1)	(7.9)%
Depreciation & amortisation	(12.1)	(18.2)	(33.5)%
EBITA	**135.0**	**118.1**	**14.3%**
EBITA/Net operating revenue (%)	*26.0*	*24.5*	

Notes:
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Pro forma results include a contribution from Jupiters for 6 months ended 31 December 2003
3. For purposes of comparability, Jupiters Machine Monitoring (divested 31st Dec 2004) has been removed from the 31 Dec 2003 values

Gaming and network games – financial data

$m	Actual 6 months to 31 Dec 2004[1]	Pro forma 6 months to 31 Dec 2003[2,3]	Change
Net operating revenue			
Victorian network			
Hotels	303.6	282.5	7.5%
Clubs	156.8	141.9	10.5%
Total Victorian gaming	460.4	424.4	8.5%
Keno	54.2	48.2	12.4%
Other	4.7	9.4	(51.0)%
Total net operating revenue	519.3	482.0	7.7%
Other revenue	8.0	9.1	(12.1)%
Revenue from ordinary activities	**527.3**	**491.1**	**7.4%**
EGMs (period end) (VIC)	*13,668*	*13,684*	*(16)*
Venues (VIC)	*268*	*270*	*(2)*
$NMR/EGM (daily avge) (VIC)	*245.0*	*225.0*	*8.9%*

Notes:
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Pro forma results include a contribution from Jupiters for 6 months ended 31 December 2003
3. For purposes of comparability, Jupiters Machine Monitoring (divested 31st Dec 2004) has been removed from the 31 Dec 2003 values


29

Wagering – financial data

$m	NSW 1H05	Change	Vic 1H05	Change	Total 1H05	Change
Net operating revenue						
Racing						
Thoroughbred	286.4	3.2%	162.8	5.2%	449.2	3.9%
Harness	54.4	3.8%	33.6	9.0%	88.0	5.8%
Greyhound	71.8	3.1%	35.6	9.2%	107.4	5.0%
Total racing	412.6	3.3%	232.0	6.3%	644.6	4.3%
Sportsbetting	16.7	6.3%	6.6	21.7%	23.3	10.4%
Trackside	-	-	7.0	32.1%	7.0	32.1%
Other	9.8	3.1%	3.8	6.2%	13.5	(6.9)%
Total net operating revenue	439.1	3.4%	249.4	6.5%	688.5	4.5%
Other revenue					4.9	(43.5)%
Revenue from ordinary activities					**693.4**	**3.9%**
Meetings	*2,870*	*54*	*2,920*	*47*	*5,790*	*101*
Retail outlets – *agencies/pub tabs/kiosks*	*2,175*	*367*	*565*	*2*	*2,740*	*369*

Wagering – financial data

$m	Actual 6 months to 31 Dec 2004[1,3]	Pro forma 6 months to 31 Dec 2003[2,3]	Change
Operating revenue – Vic	249.5	234.1	6.5%
Operating revenue – NSW	439.1	424.7	3.4%
Other revenue	4.7	8.5	(42.4)%
Revenue from ordinary activities	**693.3**	**667.3**	**3.9%**
R.I., taxes & op. commissions	(445.2)	(425.2)	4.7%
Other operating expenses	(111.3)	(113.2)	(1.7)%
Depreciation & amortisation	(17.7)	(19.0)	(7.1)%
EBITA	**119.0**	**109.8**	**8.4%**
EBITA/Net operating revenue (%)	*17.3*	*16.7*	

Notes:
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Pro forma results include a contribution from Tab for 6 months ended 31 December 2003
3. Victorian revenue and expenses is net of 25% allocation to JV partner. NSW represents 100% of revenue and expenses with an incentive fee equivalent to 25% of profits included in R.I., taxes and op. commissions

Wagering – financial data

$m	NSW 1H05	Change	Vic 1H05	Change	Total 1H05	Change
Net operating revenue						
Racing						
Thoroughbred	286.4	3.2%	162.8	5.2%	449.2	3.9%
Harness	54.4	3.8%	33.6	9.0%	88.0	5.8%
Greyhound	71.8	3.1%	35.6	9.2%	107.4	5.0%
Total racing	412.6	3.3%	232.0	6.3%	644.6	4.3%
Sportsbetting	16.7	6.3%	6.6	21.7%	23.3	10.4%
Trackside	-	-	7.0	32.1%	7.0	32.1%
Other	9.8	3.1%	3.8	6.2%	13.5	(6.9)%
Total net operating revenue	439.1	3.4%	249.4	6.5%	688.5	4.5%
Other revenue					4.9	(43.5)%
Revenue from ordinary activities					**693.4**	**3.9%**
Meetings	*2,870*	*54*	*2,920*	*47*	*5,790*	*101*
***Retail outlets** – agencies/pub tabs/kiosks*	*2,175*	*367*	*565*	*2*	*2,740*	*369*

Media – financial data

$m	Actual 6 months to 31 Dec 2004[1]	Pro forma 6 months to 31 Dec 2003[2]	Change
Revenue from ordinary activities			
Sky Channel	52.6	51.5	2.1%
Sky International Racing	7.2	6.5	10.8%
2KY & other	6.0	6.4	(6.3)%
Total	65.8	64.4	2.2%
R.I., taxes & op. commissions	(2.8)	(2.6)	7.7%
Other operating expenses	(40.3)	(40.2)	0.2%
Depreciation & amortisation	(1.9)	(2.3)	(17.4)%
EBITA	**20.8**	**19.3**	**7.7%**
EBITA/Net operating revenue (%)	*31.6*	*30.0*	

Notes:
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Pro forma results include a contribution from Tab for 6 months ended 31 December 2003



Tabcorp Group – financial position

$m	As at 31 Dec 2004	As at 30 Jun 2004	As at 31 Dec 2003
Current assets	358.3	361.0	303.0
Licenses/management agreement	1,114.7	1,118.6	1,122.5
Goodwill	3,453.6	1,280.6	1,320.8
Property, plant & equipment	1,577.7	1,412.3	1,483.7
Other non current assets	163.2	173.4	203.6
Total assets	6,667.5	4,345.9	4,433.6
Total liabilities	3,446.0	2,369.9	2,562.3
Shareholders' funds	3,221.5	1,976.0	1,871.3
Net debt	2,488.8	1,675.0	1,791.8
Shares on issue	520.4	423.5	415.3
Capital expenditure[1]	50.3	94.4	57.2
Net debt / Equity (%)	77.3	84.8	95.8

Notes:
1 Represents actual 12 months' capital expenditure for the period ended 30 June 2004 and 6 months' capital expenditure for the periods ended 31 December 2003 and 2004



Group cash flow

$m	Actual 6 months to 31 Dec 2004	Actual 6 months to 31 Dec 2003	Change
Net operating flows excl interest/tax	546.9	329.0	66.2%
Net interest payments	(91.3)	(36.8)	148.1%
Income tax paid	(117.2)	(63.4)	84.9%
Payments for PP&E	(50.3)	(51.2)	(1.8)%
Net Operating Cash flows	**288.1**	**177.6**	**62.2%**
Payments for c'trolled entities/mgt rights	(958.2)	(1,022.5)	(6.3)%
Acquired net debt	(304.3)	(177.0)	71.9%
Sales of assets / businesses	250.7	2.6	nm
Dividends paid	(94.9)	(124.7)	(23.9)%
Others	4.8	(0.7)	na
Opening net debt	(1,675.0)	(647.1)	158.8%
Net debt at end of period	**(2,488.8)**	**(1,791.8)**	**38.9%**
Operating cash flow per share (cents)	*56.3*	*46.4*	*21.3%*


35

Tabcorp Group – debt key features


Debt structure & maturity profile
$ millions
600
500
400
300
200
100
-
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Bank Debt
Medium Term Notes
US Private Placement

- $1,400 million Tab bridge facility refinanced with $450 million Australian medium term notes issue and US$700 million equivalent US private placement
- Average debt maturity is 5.6 years at 31 December 2004
- Average interest rate on gross debt, including interest rate swaps, is currently 6.6%

Tabcorp Group – debt key features



Fixed rate swaps & fixed interest medium term notes
$ million
2,500
2,000
1,500
1,000
500
-
Dec-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09
Amounts at period end

- 83% gross debt at fixed interest rates at Dec'04
- Average cost of fixed rate swaps and fixed interest medium term notes is 5.77% excluding the borrowing margin on medium term notes



Appendices

Appendices

1. Non-recurring items
2. Segmented earnings
3. Tab Limited acquisition accounting – goodwill
4. Tab Limited acquisition accounting – accounting changes

Non-recurring items

$m	Wagering	G&NG	Casinos	Media	Unallocated	Total
6 months to 31 December 2004						
Restructure/integration costs	16.8	0.3	0.3	2.8	-	20.2
Depreciation on Jupiters FV adj	(0.2)	(1.9)	(2.7)	-	-	(4.8)
Divested business profits	-	(2.8)	-	-	(14.3)	(17.1)
Asset sale profits	(0.7)	(0.7)	(5.0)	(0.1)	-	(6.5)
Other	(0.1)	1.3	(0.2)	(0.1)	-	0.9
Total pre-tax	15.8	(3.8)	(7.6)	2.6	(14.3)	(7.3)
Tax effect						(1.1)
Total post-tax						(6.2)
6 months to 31 December 2003						
	-	-	-	-	-	-
Total pre-tax	-	-	-	-	-	-
Tax impact	-	-	-	-	-	-
Total post-tax	-	-	-	-	-	-

Tabcorp – segmented earnings

$m	Wagering	G&NG	Casinos	Media	Unallocated	Total
6 months to 31 Dec 2004						
Operating revenue	688.5	519.3	633.1	65.8	(22.2)	1,884.5
Other revenue[2]	4.8	8.1	3.1	0.0	11.7	27.7
Total revenue	693.3	527.3	636.2	65.8	(10.4)	1,912.2
EBITA[1]	119.0	135.0	186.0	20.8	(0.0)	460.9
Goodwill					(92.7)	(92.7)
EBIT[1]	119.0	135.0	186.0	20.8	(92.7)	368.2
6 months to 31 Dec 2003						
Operating revenue	233.7	448.2	432.4	-	4.1	1,118.4
Other revenue[2]	3.6	3.6	1.6	-	7.0	15.8
Total revenue	237.3	451.8	434.0	-	11.1	1,134.2
EBITA[1]	39.7	110.9	133.1	-	0.9	284.6
Goodwill				-	(17.8)	(17.8)
EBIT[1]	39.7	110.9	133.1	-	(16.9)	266.8

Notes:

1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Excludes interest income and includes the net proceeds and written down values from the sale of non-current assets

Tab Limited acquisition accounting – goodwill

		$m
Equity consideration	(90.2m TAH shares @ $13.04/share)	1,176
Cash consideration	(451m TAB shares @ $2.10/share, options, costs)	960
Total consideration paid for Tab equity		**2,136**
Tab net debt acquired (fair value)	(bank debt, less cash)	304
Total enterprise value acquired		**2,440**
Less Net debt acquired		304
Less Fair value of net assets acquired		(107)
Less Minority interest adjustment		2
Total Goodwill		**2,241**


42

Accounting changes – Tab Limited and Jupiters Limited

$m	Actual 6 months to 31 December 2004
Statement of Financial Performance	
- Tab Limited wagering licence amortisation[1]	1.6
- Jupiters Limited depreciation expense[2]	2.5

Notes:

1 The process of fair valuing Tab Limited's net assets on acquisition is still in progress at 31 December 2004. Under preliminary acquisition accounting, Tab Limited's wagering licence has been ascribed a fair value of nil, and accordingly, there is nil licence amortisation recorded in the 6 months to 31 December 2004. Previously, this licence was recognised in Tab Limited's accounts at a cost of $308.0 million and a written down value of $285.0 million at 30 June 2004. Under Tab Limited's accounting policies the licence was amortised at a rate of $3.1 million per annum (no tax effect). The valuation of Tab Limited's wagering licence will be assessed as part of the implementation of International Financial Reporting Standards.

2 The fixed assets of Jupiters Limited were recognised at fair value on acquisition in the year ended 30 June 2004. The depreciation expense based on the fair value of these assets is net $7.1 million per annum (before tax effect) lower than the comparable depreciation expense recognised in the account of Jupiters Limited prior to acquisition by Tabcorp.


43


Star City


tab sportsbet


2KY
1017 AM


CONRAD
JUPITERS


CONRAD
TREASURY


TAB


KENO


Jupiters


SKY
CHANNEL


TABARET




TAB



Tabcorp
the bigger better game